

JIC RESEARCH EDGE

Behind the Scenes - JIC's Stock Selection Process

At Johnson Investment Counsel, one characteristic that makes us unique versus other advisors is our in-house research staff. In this edition of the JIC Research Edge, Portfolio Manager Jeff Cornell and Director of Research Brian Kute give you a behind-the-scenes look into how our research team picks stocks. They break down our primary equity strategies, discuss what our analysts look for in a stock, and explain the reasons why JIC chooses to sell.



About the Video Series

The **JIC Research Edge** is designed to give you an inside look into the complicated world of investing from a research perspective. In these videos, we provide timely insight on key issues involving national and regional companies, deliver economic updates, and discuss other high level investment themes.

About the Analyst

Jeff Cornell, CFA came to Johnson Investment Counsel in 2001 and is a Senior Portfolio Manager in Wealth Management. He is a Principal of the firm and holds the Chartered Financial Analyst (CFA) designation. Before joining JIC, he worked for Retirement Capital Advisor as a Portfolio Manager and Research Director, and for Countrywide Investments as a Portfolio Manager.

Brian Kute, CFA joined Johnson Investment Counsel in 1994 and serves as Portfolio Manager on the SMID



Cap Core Equity strategy. Brian is also a Principal of the firm. In this role, Brian is responsible for the oversight of all portfolio management and research in addition to leading the SMID Cap Core Strategy Team. He has over 25 years of industry experience including roles as a Fund Manager, Director of Research, Research Analyst, Equity Trader, and as an investment committee member. Prior to joining the firm, Brian worked for Gradison McDonald Investments, Inc. He received a B.B.A. in Finance & Economics from the University of Kentucky and holds the Chartered Financial Analyst (CFA) designation.

Disclosures

This material is provided by Johnson Investment Counsel ("Johnson") for informational purposes only. It is not intended to serve as a substitute for personalized investment advice or as a recommendation or solicitation of any particular security, strategy or investment product. Opinions expressed by Johnson Investment Counsel are based on economic, market or other conditions at the time this material was produced. Facts presented have been obtained from sources believed to be reliable.

Johnson Investment Counsel, however, cannot guarantee the accuracy or completeness of such information, and certain information presented here may have been condensed or summarized from its original source. Johnson Investment Counsel does not provide tax, accounting or legal advice, and nothing in this presentation should be taken as tax, accounting or legal advice. Individuals should seek such advice based on their own particular circumstances from a qualified tax, accounting or legal advisor.

The material contained in this presentation are copyrighted materials of Johnson Investment Counsel and may not be reproduced, distributed, retransmitted, published or otherwise transferred, commercially exploited, or publicly displayed without permission from Johnson Investment Counsel.

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Ever wonder how the Johnson Investment Counsel team picks stocks? Portfolio Manager Jeff Cornell and Director of Research Brian Kute break down our stock selection process in this edition of the JIC Research Edge

Beyond the Scenes: JIC's Stock Picking Process Video Outline

Shoot Date: 11/19/2020

Anticipated Release Date: TBD

Topic: Behind the Scenes: JIC's Stock Picking Process

Participants: Jeff Cornell (Host) & Brian Kute (Expert)

Jeff: Intro & 1st Question

Hello everyone, my name is Jeff Cornell and I'm a Senior Portfolio Manager at Johnson Investment Counsel, and this is the JIC Research Edge. I'm joined today by Brian Kute, who is Director of Research at JIC and also manages our Opportunity Fund.

At Johnson Investment Counsel, one of the things that makes us unique versus other advisors is our in-house research staff. Brian manages a team of equity research analysts who are responsible for recommending stocks for our Equity Income Fund and Opportunity Fund. Today, Brian is going to provide a behind the scenes look at how the JIC research team chooses stocks.

Brian, before we jump into how the stock picking process works, could you give us a brief introduction to JIC's two primary equity products and what their objectives are?

Brian: 1st Question Response

Our large-cap product is the Johnson Equity Income Portfolio. This is a portfolio of 40-60 larger-sized stocks that have high quality characteristics and often pay a reliable dividend.

Our Opportunity Fund focuses on smaller-sized companies. We invest in 70-90 stocks that have an attractive combination of quality, valuation, and momentum.

The Equity Income portfolio and the Opportunity Fund are intended for a long-term investor. As we evaluate stocks for these portfolios, we are considering how things may develop over a 3 to 5 year period and often longer. We recognize that high quality stocks and undervalued stocks are not always in favor and sometimes it takes a full market cycle to demonstrate their worth. But with a patient, disciplined approach, we believe that quality companies win in the long run.

Portfolio construction is an important part of managing risk, but as an active manager, stock picking differentiates us, and that process all begins with our research analysts conducting in-depth security analysis.

Jeff: 2nd Question

How does the process play out when an analyst recommends a stock for the portfolio? What are they looking for in a stock?

Brian: 2nd Question Response

Our team of analysts are sector specialists, meaning they become focused experts in their assigned sectors. Analysts use conversations with company management or other analysts to gain insights worth exploring. We also have built sophisticated quantitative tools that can be used to identify stocks that meet our desired set of criteria. Finding that stock idea is really a combination of art & science.

After analysts generate that initial idea, they continue a process that involves learning in detail about a company's products and services. This includes a competitive analysis that helps us understand the company's prospects for growing its business over time.

One word that is a defining characteristic of every Johnson stock is quality. Typically, these are not the "hot" stocks that risk-taking traders seem to favor. We prefer to invest in talented management teams that have carved out a strong competitive position. And we insist that these companies have better balance sheets and more consistent results than the typical company.

Once we have determined that a company meets our definition of quality, we then model our financial projections and estimate how much the stock is worth. If a company is found to be both high quality and attractively valued, the analyst will prepare a report of their findings. This is then presented to the strategy's product team for discussion to determine if it should be added to the portfolio.

Jeff: 3rd Question

You talked about having a 3 to 5-year time horizon so the intention is to hold stocks for an extended period. What are the reasons the JIC team chooses to sell a stock?

Brian: 3rd Question Response

Our turnover is fairly low, which indicates we do hold most stocks for multiple years. But it is often the case that stocks either become overvalued over the course of time or an unexpected change in our outlook makes a stock riskier than we expected. So if a great company becomes too expensive, we may look to sell. Or if a company fails to execute their strategy or we lose confidence in our original investment thesis, it is often best to sell that stock and invest in a better idea.

Jeff: Close

Thanks for your time and the hard work of your team, Brian.

Thanks to all of you for watching at home. If you have any questions, please reach out to your team at Johnson.



DISCLOSURES

This material is provided by Johnson Investment Counsel ("Johnson") for informational purposes only. It is not intended to serve as a substitute for personalized investment advice or as a recommendation or solicitation of any particular security, strategy or investment product.



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DISCLOSURES

This video is not meant to be a recommendation toward the sale or purchase of any of the securities mentioned in the video. Opinions expressed by Johnson Investment Counsel are based on economic, market or other conditions at the time this material was produced.



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DISCLOSURES

Facts presented have been obtained from sources believed to be reliable. Johnson Investment Counsel, however, cannot guarantee the accuracy or completeness of such information, and certain information presented here may have been condensed or summarized from its original source.



JOHNSONINV.COM

800.541.0170



» CINCINNATI

» CINCINNATI | KENWOOD

» CLEVELAND | AKRON

» COLUMBUS

» DAYTON

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DISCLOSURES

Johnson Investment Counsel does not provide tax, accounting or legal advice, and nothing in this presentation should be taken as tax, accounting or legal advice. Individuals should seek such advice based on their own particular circumstances from a qualified tax, accounting or legal advisor.



JOHNSONINV.COM

800.541.0170





DISCLOSURES

The material contained in this presentation are copyrighted materials of Johnson Investment Counsel and may not be reproduced, distributed, retransmitted, published or otherwise transferred, commercially exploited, or publicly displayed without permission from Johnson Investment Counsel.



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DISCLOSURES

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks.

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DISCLOSURES

You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

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